UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570 Hechuan Road

Minhang District, Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

GRANT OF EQUITY AWARDS TO OFFICERS

On January 3, 2024 (the “Grant Date”), Xiao-I Corporation (the “Company’) granted Hui Yuan, its Chief Executive Officer (the “CEO”), the right and option (the “Option”) to purchase 1,446,936.00 American Depository Shares (the “Shares”) of the Company, at a price per share of US$2.07 (the “Exercise Price”) with one-third vesting annually over three years, beginning on the first anniversary of the Grant Date, pursuant to the Company’s 2023 Share Incentive Plan (the “Plan”). In addition, the Company granted the CEO and Wei Weng, its Chief financial Officer (“CFO”) each, an award of 50,000 and 30,000 Restricted Share Units (the “RSUs”), respectively (the “Award”). Each Restricted Share Unit represents the right to receive one American Depository Share of the Company. The RSUs fully vested upon grant. The Award payout shall be made to the CEO and CFO in a lump sum as soon as practicable, but in all cases within two and one-half (2-1/2) months following the vesting date, which is the Grant Date.

The award grants were approved by the Compensation Committee of the Board of Directors in accordance with the Plan. The award grants are subject to the terms and conditions of the Plan and the award agreements entered into between the Company and each of the CEO and the CFO, the Forms of which are furnished as exhibits to this report. The principal terms of the Plan and a copy of the Plan are set out in the Company’s Annual Report on Form 20-F/A, filed with the Securities and Exchange Commission on August 8, 2023 (the “Annual Report”), and Exhibit 4.1 to the Annual Report, respectively. The summaries in this report are not intended to be exhaustive descriptions of the awards. Such summaries are qualified in their entirety by reference to the Plan and the award agreements, which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Form of Non-Qualified Share Option Award Agreement
99.2	Form of Restricted Share Unit Award Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2024	Xiao-I Corporation

	By:	/s/Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

3